Exhibit 99.1

Bit Origin Limited to Invest in a Mining Site in Cheyenne,

Wyoming with 75 Megawatts of Mining Power

New York, June 15, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) (“Bit Origin” or the “Company”), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced that the Company has entered into a set of definitive agreements (the “Agreements”) with a private cryptocurrency mining investment fund (the “Fund”), to invest US$3,000,000 in cash in exchange for 8.8235% sharing percentages of the Fund. The Fund will invest in a mining site with capacity up to 75 megawatts (“MW”) in Cheyenne, Wyoming (the “Project”). The Company and certain other strategic partners will act as anchor investors for the Project.

The mining site will be one of the largest mining sites by capacity in the state of Wyoming and the first-ever cryptocurrency mining project in the city of Cheyenne. The mining site is expected to host up to 20,000 miners upon completion and create annual hosting revenue of US$55,000,000 and gross profit of US$16,200,000. Through a few rounds of asset injection plans in the next few months, Bit Origin expects to deploy approximately 10,000 self-owned miners in the mining site, ramping up the hash rate by approximately 1EH/s.

The mining site is strategically located in Cheyenne, Wyoming and is surrounded by a Microsoft data center and a Walmart distribution center. The mining site is in a natural cooling environment and safe area with the lowest natural disaster risk, which is expected to reduce energy consumption and improve operation stability. A Purchasing Power Agreement with a three-year initial term with a local power company has also been signed for the Project, providing stable and low-cost electricity. The Company expects to create approximately 20 employment opportunities and bring positive economic benefits to the city of Cheyenne.

Bit Origin will participate in the design and construction process of the Project. The construction will commence in July 2022, and the Project’s first phase is expected to power on and kick off the hosting operations with a capacity of 45 MW by the end of September 2022. The Project is expected to bring its total energy capacity to 75 MW and produce approximately 8.2 Bitcoins per day at full capacity when the Project is expected to be finished in December 2022.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “We are very excited about the opportunity to participate in the fund to develop one of the largest cryptocurrency mining sites in the state of Wyoming. The Project marks the first-ever self-built mining site Bit Origin participates in the U.S., which will feature our operational know-how, and experience of cryptocurrency mining for over 8 years. This is a significant testimonial of our commitment to building and operating an industrial-scale mining infrastructure to achieve a high-standard mining operation, provide the best hosting service to our clients, and benefit the local community as our long-term goal. This move is one of the most significant achievements in Bit Origin’s growth to date and we look forward to further expanding our footprints worldwide.”

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com